                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             THE COBALT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19074Q 10 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 26, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [X]

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 2 of 13 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                8,180,585

  NUMBER OF           --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                8,180,585

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,180,585

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 3 of 13 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                8,180,585

  NUMBER OF           --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                8,180,585

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,180,585

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.5%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 4 of 13 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                8,180,585

  NUMBER OF           --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                8,180,585

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           8,180,585

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45.5%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common shares, par value $0.01, of The Cobalt Group, Inc., a Washington corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 2200 First Avenue, Suite 400, Seattle, Washington 98134.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in
Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., Warburg, Pincus Ventures International, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., Warburg, Pincus Ventures International, L.P. and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by WPEP to purchase the Common Stock it holds was approximately $29.3 million, and was furnished from the working capital of WPEP.

Item 4. Purpose of Transaction.

     In October 1998, WPEP acquired shares of preferred stock of the Company, for an aggregate purchase price of approximately $29.3 million. Those shares were subsequently converted into shares of Common Stock in connection with the Company's initial public offering. On June 26, 2000, WPEP and other strategic investors entered into a Securities Purchase Agreement with the Company (the "Securities Purchase Agreement"), attached hereto as Exhibit 2, pursuant to which WPEP and the other investors granted the Company an irrevocable option to cause WPEP and the other investors to purchase, subject to the terms and conditions of the Securities Purchase Agreement, an aggregate of up to 2,187,289 shares of Common Stock at a purchase price of $6.8578 per share. Under the terms of the Securities Purchase Agreement, WPEP is obligated to purchase up to 1,312,373 shares of Common Stock. The Company may exercise the option in whole or in part on only one occasion by giving written notice to WPEP and the other investors not earlier than 80 nor more than 140 days after June 26, 2000. In the event the Company exercises the option, the closing of such sales and purchases is subject to customary conditions, including the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Act.

     In consideration for granting the option to the Company, WPEP and the other investors received warrants from the Company to purchase shares of Common Stock at a purchase price of $6.8578 per share. The warrant granted to WPEP to acquire up to 416,390 shares of Common Stock is attached hereto as Exhibit 3. The warrant is exercisable at any time and from time to time, in whole or in part, by WPEP until June 26, 2005.

     The purchases by WPEP of Common Stock were effected because of the Reporting Entities' belief that the Company represented, and that the Company continues to represent, an attractive investment. WP has followed the Company and the industry for many years. WP views the investment as attractive based on the Company's business prospects and strategy, and is very supportive of the management team and its ability to execute this strategy. The Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting

Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth in this statement none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of July 6, 2000 WPEP, WP and EMW each beneficially owned 8,180,585 shares of Common Stock. By reason of their respective relationships with WPEP, each of the Reporting Enitities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns.

     The 8,180,585 shares of Common Stock represented approximately 45.5% of the outstanding shares of Common Stock, based on the 17,557,008 shares of Common Stock outstanding as of June 26, 2000, as represented by the Company in the Securities Purchase Agreement.

     In addition, under the Securities Purchase Agreement as described in Item 4, the Company has the right to require WPEP to purchase, subject to the terms and conditions of that agreement, up to 1,312,373 shares of Common Stock at $6.8578 per share.

     (b) Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 8,180,585 shares and all shares acquired by WPEP.

     (c) Except for the transaction described in Item 4, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

     A Securities Purchase Agreement by and among the WPEP, Riverside Partnership, Third Point Partners L.P., Third Point Offshore Fund Ltd., Points West International Investments Ltd. and the Company was entered into on June 26, 2000 and is described herein in Item 4, supra. A warrant was issued by the Company to WPEP on June 26, 2000 in connection with the execution of the Securities Purchase Agreement and is described herein in Item 4, supra.

     In connection with this transaction, a Third Amendment to Registration Agreement was also entered into by the Company and WPEP on that date. This Agreement contains standard provisions found in agreements of such type, including "demand" and "piggyback" registration rights with respect to the shares of Common Stock beneficially owned by WPEP. The foregoing summary of the Registration Agreement is qualified in its entirety by reference to the Registration Agreement, as amended. A copy of each of the Registration Agreement, the First Amendment to the Registration

Agreement, the Second Amendment to the Registration Agreement and the Third Amendment to the Registration Agreement are attached hereto as Exhibit 4, 5, 6 and 7, respectively.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of July 7, 2000, by and among the Reporting Entities.

     2. Securities Purchase Agreement, dated as of June 26, 2000, by and among WPEP, Riverside Partnership, Third Point Partners L.P., Third Point Offshore Fund Ltd., Points West International investments Ltd. and the Company.

     3. Warrant, dated June 26, 2000 to purchase shares of Common Stock.

     4. Registration Agreement, dated as of February 28, 1997, by and among the Company and the parties named therein.*

     5. First Amendment to Registration Agreement, dated as of October 7, 1998, by and among the Company and the parties named therein.*

     6. Second Amendment to Registration Agreement, dated as of July 7, 1998, by and among the Company and the parties named therein.*

     7. Third Amendment to Registration Agreement, dated as of June 26, 2000, by and among the Company and the parties named therein.

----------

* Incorporated by reference to the Company's Registration Statement on Form S-1 (No. 333-79483) filed on May 27, 1999, as amended.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 7, 2000                     WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            -----------------------------------
                                            Stephen Distler
                                            Partner


Dated: July 7, 2000                     WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            -----------------------------------
                                            Stephen Distler
                                            Partner


Dated: July 7, 2000                     E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            -----------------------------------
                                            Stephen Distler
                                            Member

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

--------------------------- ----------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                    TO POSITION WITH WP, AND POSITIONS

                 NAME                  WITH THE REPORTING ENTITIES

--------------------------- ----------------------------------------------------
Joel Ackerman               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Harold Brown                Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
W. Bowman Cutter            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Cary J. Davis               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Stephen Distler             Partner of WP; Member, Managing Director and
                            Treasurer of EMW LLC
--------------------------- ----------------------------------------------------
Stewart K. P. Gross         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------

--------------------------- ----------------------------------------------------
Patrick T. Hackett          Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Jeffrey A. Harris           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
William H. Janeway          Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Douglas M. Karp             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Charles R. Kaye             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Henry Kressel               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Joseph P. Landy             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Sidney Lapidus              Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Kewsong Lee                 Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Jonathan S. Leff            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Reuben S. Leibowitz         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
David E. Libowitz           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Nancy Martin                Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Edward J. McKinley          Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Rodman W. Moorhead III      Partner of WP; Member and Senior Managing Director
                            of EMW LLC
--------------------------- ----------------------------------------------------
Howard H. Newman            Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------

--------------------------- ----------------------------------------------------
Gary D. Nusbaum             Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Dalip Pathak                Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Lionel I. Pincus            Managing Partner of WP; Managing Member, Chairman of
                            the Board and Chief Executive Officer of EMW LLC
--------------------------- ----------------------------------------------------
John D. Santoleri           Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Henry Schacht               Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Steven G. Schneider         Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
John L. Vogelstein          Partner of WP; Member and Vice Chairman of EMW LLC
--------------------------- ----------------------------------------------------
Elizabeth H. Weatherman     Partner of WP; Member and Managing Director of EMW
                            LLC
--------------------------- ----------------------------------------------------
Pincus & Co.*
--------------------------- ----------------------------------------------------
NL & Co.**
--------------------------- ----------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

As of 6/00

                               MEMBERS OF EMW LLC
                               ------------------

------------------------------ -------------------------------------------------
                                  PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                  TO POSITION WITH EMW LLC, AND POSITIONS

                 NAME                   WITH THE REPORTING ENTITIES

------------------------------ -------------------------------------------------
Joel Ackerman                  Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Frank M. Brochin (1)           Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Harold Brown                   Member and Senior Managing Director of EMW LLC;
                               Partner of WP
------------------------------ -------------------------------------------------
W. Bowman Cutter               Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Cary J. Davis                  Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Stephen Distler                Member, Managing Director, and Treasurer of EMW
                               LLC; Partner of WP
------------------------------ -------------------------------------------------
Tetsuya Fukagawa (2)           Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Stewart K. P. Gross            Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Alf Grunwald (3)               Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Patrick T. Hackett             Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Jeffrey A. Harris              Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------

------------------------------ -------------------------------------------------
Roberto Italia (4)             Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
William H. Janeway             Member and Senior Managing Director of EMW LLC;
                               Partner of WP
------------------------------ -------------------------------------------------
Douglas M. Karp                Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Charles R. Kaye                Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Henry Kressel                  Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Rajiv B. Lall (5)              Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Joseph P. Landy                Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Sidney Lapidus                 Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Kewsong Lee                    Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Jonathan S. Leff               Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Reuben S. Leibowitz            Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
David E. Libowitz              Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Nicholas J. Lowcock (6)        Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
John W. MacIntosh (7)          Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Nancy Martin                   Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Edward J. McKinley             Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
James McNaught-Davis (6)       Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Rodman W. Moorhead III         Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------

------------------------------ -------------------------------------------------
Howard H. Newman               Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Gary D. Nusbaum                Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Dalip Pathak                   Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Lionel I. Pincus               Managing Member, Chairman of the Board and Chief
                               Executive of EMW LLC; Managing Partner of WP
------------------------------ -------------------------------------------------
John D. Santoleri              Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Henry Schacht                  Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Steven G. Schneider            Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Dominic H. Shorthouse (6)      Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Melchior Stahl (3)             Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Chang Q. Sun (8)               Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
John L. Vogelstein             Member and Vice Chairman of EMW LLC; Partner of
                               WP
------------------------------ -------------------------------------------------
Elizabeth H. Weatherman        Member and Managing Director of EMW LLC; Partner
                               of WP
------------------------------ -------------------------------------------------
Jeremy S. Young (6)            Member and Managing Director of EMW LLC
------------------------------ -------------------------------------------------
Pincus & Co.*
------------------------------ -------------------------------------------------


(1) - Citizen of France

(2) - Citizen of Japan

(3) - Citizen of Germany

(4) - Citizen of Italy

(5) - Citizen of India

(6) - Citizen of United Kingdom

(7) - Citizen of Canada

(8) - Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of  6/00